APTDECO, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

DATE ISSUED: MARCH 27, 2023

APTDECO, INC.

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANT'S REPORT

To the stockholders of APTDECO, INC.,

300 W 57th St 33rd Floor New York,

NY 10019, United States

I have reviewed the accompanying financial statements of APTDECO, INC., which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

CPA Colorado 0033681

03/28/2023

APTDECO, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	2,326,187	3,307,697
Merchant accounts balances		56,039	279,503
Due from shareholders		10,298	10,298
Accounts Receivable		19,053	7,642
Prepaid insurance		26,425	21,922
Prepaid rent		10,430	-
Prepaid Other G&A Expenses		24,684	12,652
Total current assets		2,473,116	3,639,714
Property, plant & Equipment & Intangible assets:			
PPE, net		461,392	309,865
Capitalized Website Development		1,111,980	878,995
Total PPE & intangible assets (net)		1,573,372	1,188,860
Non-current assets:			
Security deposits		32,554	32,554
Total non-current assets		32,554	32,554
Total Assets	$	**4,079,042**	**4,861,128**
Liabilities & Stockholders' Equity			
Current liabilities:			
Accounts payable		327,221	136,136
Credit Cards		309,457	168,795
Accrued expenses		61,022	42,598
Convertible debt		-	-
Accrued interest- Convertible debt		-	-
Deferred revenues		127,901	73,193
Deferred rent		-	-
Sales tax payable		53,127	41,946
Other payables		10,377	5,032
Payroll & benefits payable		27,702	32,482
Corporate income tax		3,551	-
SBA PPP loan (less financing costs)		-	210,408
Total current liabilities		920,358	710,590

The accompanying notes are an integral part of these financial statements

APTDECO, INC.

BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

	As of December 31, 2021	As of December 31, 2020
Non-current liabilities:		
Convertible promissory notes (less financing costs)	6,249,079	3,749,079
Accrued interest payable- Convertible debt	372,638	140,677
Total non-current liabilities	6,621,717	3,889,756
Total liabilities	**7,542,075**	**4,600,346**
Stockholders' Equity:		
Common stock, $0.00001 par value, 24,914,900 shares authorized, 9,700,000 and 9,700,000 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively	97	97
Additional paid-in capital- Common stock	61,330	61,330
Preferred stock (Series A-1), $0.00001 par value, 1,960,012 shares authorized, 1,960,012 and 1,960,012 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively	20	20
Preferred stock (Series A-2), $0.00001 par value, 4,933,128 shares authorized, 4,831,138 and 4,831,138 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively	48	48
Preferred stock (Series A), $0.00001 par value, 5,138,325 shares authorized, 5,138,325 and 5,138,325 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively	51	51
Additional paid-in capital- Preferred stock	7,615,317	7,615,317
(Less: financing, legal and conversion fees)	(177,989)	(177,989)
Retained Earnings (accumulated deficit)	(7,238,092)	(5,580,995)
Net income (loss)	(3,723,815)	(1,657,097)
Total stockholders' equity (deficit):	(3,463,033)	260,782
Total Liabilities and stockholders' equity (deficit) $	4,079,042	4,861,128

The accompanying notes are an integral part of these financial statements

APTDECO, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	2021	2020
Revenue:		
Platform commissions (on sale of goods)	3,127,356	2,018,496
Delivery income	1,631,722	1,202,032
Tips income	233,868	172,107
Retail sales and commissions	1,084,142	805,591
(Less: refunds)	(393,697)	(248,118)
(Less: discounts)	(65,208)	(20,866)
Net revenues	**5,618,183**	**3,929,242**
Cost of goods sold	3,637,350	2,253,317
Gross Profit	**1,980,833**	**1,675,925**
Expenses:		
Salaries, benefits & payroll taxes	2,320,660	1,382,009
(Less: Capitalized and transferred labor)	(717,985)	(493,575)
Contractors	221,795	242,140
Sales & Marketing	2,050,125	916,051
Facilities expenses- Infrastructure	330,430	222,039
Facilities expenses- Rent and utilities	132,561	121,370
General & administrative expenses	371,182	230,062
Corporate insurance	117,615	108,986
Legal & Professional Services	164,369	92,451
Total Expenses	**4,990,752**	**2,821,533**
Income from operations (loss)	**(3,009,919)**	**(1,145,608)**
Other Income (Expenses):		
Income and franchise taxes	(10,891)	(7,084)
Depreciation and amortization	(426,480)	(336,937)
Penalties & parking tickets	(44,452)	(26,706)
Interest expenses	(232,073)	(140,762)
Total Other Income (expenses)	(713,896)	(511,489)
Net income (loss) for the year	$ **(3,723,815)**	**(1,657,097)**

The accompanying notes are an integral part of these financial statements

APTDECO, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital-Common stock	Additional paid-in Capital-Preferred stock	Equity related issuance fees	Retained earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2019	9,700,000	97	11,929,475	119	61,330	7,615,317	(177,989)	(5,580,995)	**1,917,879**
Issuance of Common stock	-	-	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	(1,657,097)	**(1,657,097)**
Ending Balance, December 31, 2020	**9,700,000**	**97**	**11,929,475**	**119**	**61,330**	**7,615,317**	**(177,989)**	**(7,238,092)**	**260,782**
Issuance of Common stock	-	-	-	-	-	-	-	-	-
Issuance of Preferred stock	-	-	-	-	-	-	-	-	-
Net income (loss)								(3,723,815)	**(3,723,815)**
Ending Balance, December 31, 2021	**9,700,000**	**97**	**11,929,475**	**119**	**61,330**	**7,615,317**	**(177,989)**	**(10,961,907)**	**(3,463,033)**

The accompanying notes are an integral part of these financial statements

APTDECO, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:			
Net income (loss)	$	(3,723,815)	(1,657,097)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation & Amortization		426,480	336,937
Accrued Interest payable- convertible notes		231,961	140,677
Changes in:			
Merchant accounts balances		223,464	(108,082)
Due from shareholders		-	(642)
Accounts Receivable		(11,411)	(7,642)
Prepaid insurance		(4,503)	4,935
Prepaid rent		(10,430)	-
Prepaid Other G&A Expenses		(12,032)	(7,128)
Accounts payable		191,085	58,785
Credit Cards		140,662	90,911
Accrued expenses		18,424	16,657
Deferred revenues		54,708	43,325
Deferred rent		-	-
Sales tax payable		11,181	41,561
Other payables		5,345	3,066
Payroll & benefits payable		(4,780)	32,482
Corporate income tax		3,551	-
Net cash provided (used) by operating activities		**(2,460,110)**	**(1,011,255)**
Cash flow From Investing Activities:			
Capitalized Website Development		(535,283)	(444,218)
Fleet trucks		(256,022)	(131,181)
Computer equipment		(11,091)	(2,829)
Furniture & fixtures		(8,596)	(2,544)
Net cash provided (used) by investing activities		**(810,992)**	**(580,772)**
Cash flow from Financing Activities			
Proceeds from issuance of convertible notes		2,500,000	3,749,079
Proceeds from (forgiveness of) SBA PPP LOAN		**(210,408)**	**210,408**
Net cash provided (used) by financing activities		**2,289,592**	**3,959,487**
Increase (decrease) in Cash		(981,510)	2,367,460
Cash, beginning of year		3,307,697	940,237
Cash, end of year	$	**2,326,187**	**3,307,697**

The accompanying notes are an integral part of these financial statements

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

APTDECO, INC. ('the Company'), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on March 7, 2013, originally under the name 'AptDeco, LLC' before its conversion to a corporation from a limited liability company and changing its name. The Company is headquartered in New York.

The Company operates a platform which connects buyers and sellers of used furniture, chairs, tables, desks, sofa beds, stools, lighting, sideboards, baskets, rugs, floor mirrors, picture frames, wall art, outdoor planters, and garden umbrellas, as well as provides shipping services.

Going Concern Matters

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses and negative cash flows from operations since inception and has an accumulated deficit of $10,961,907 as of December 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans include raising additional capital through equity or debt financings to continue operations and achieve profitability. Although, there can be no assurance that the Company will be successful in raising additional capital or achieving profitable operations with the current level of expenses. However, as per Management, the Company is able to operate at a profit upon reduction in personnel and other fixed costs.

However, the company has experienced steady growth in terms of net revenues over the past two years. The company's net revenues have increased from $3.9 million in 2020 to $5.6 million in 2021, and the company's gross profit has increased from $1.68 million in 2020 to $1.98 million in 2021. However, the cost of goods sold has also increased significantly over this period, from $2.25 million in 2020 to $3.64 million in 2021. This could indicate that the company is facing increasing costs associated with delivering goods and services to customers.

The company's personnel costs, including salaries and benefits, also increased significantly from 2020 to 2021, from $1.38 million to $2.32 million. This could indicate that the company is investing in its workforce as it grows. Sales and marketing expenses have also increased, from $916 thousands in 2020 to $2.05 million in 2021, as the company seeks to expand its customer base and build its brand.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

Dependence on third-party sellers: The platform's success depends on the number and quality of third-party sellers. The company has no control over the availability and quality of the products listed on its platform. The platform may suffer if there are not enough sellers or if the sellers are unable to meet the quality standards expected by the customers.

Competition: The market for buying and selling used furniture is highly competitive. The company may face challenges in attracting and retaining customers in the face of competition from other online marketplaces, brick-and-mortar stores, and local classified ads.

Dependence on technology: The platform relies heavily on technology to operate. Any disruption in the technology infrastructure, such as a cyber-attack or server downtime, could impact the platform's ability to operate effectively and protect customer data. This could result in loss of revenue and a negative impact on the company's reputation.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Regulator risks: The platform may be subject to regulatory risks, such as changes in laws related to e-commerce, data protection, and intellectual property rights. The company may also face legal actions related to the products sold on its platform, which could result in litigation costs and reputational damage.

Economic conditions: Changes in economic conditions, such as recessions or fluctuations in consumer spending, could impact the platform's revenue. Changes in interest rates or inflation could also impact consumer spending, which may have a negative impact on the platform's revenue.

Shipping risks: The platform provides shipping services for the products sold on its platform. Any disruption in the shipping infrastructure, such as delays or damages during transit, could impact the platform's ability to fulfill orders on time and could result in customer dissatisfaction.

Quality risks: The quality of the used products sold on the platform may vary widely. If customers receive products that do not match the description or are in poor condition, the platform's reputation and customer satisfaction may suffer.

Environmental risks: The platform's shipping services contribute to greenhouse gas emissions and may contribute to air pollution. The company may face regulatory pressure or public backlash for its environmental impact, which could result in increased compliance costs and reputational damage.

Liability risks: The platform may face liability claims related to the products sold on its platform or related to the shipping services it provides. These claims may result in legal costs, settlements, and reputational damage.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. At December 31, 2022 and December 31, 2021, the Federal Deposit Insurance Corporation provided insurance coverage of up to $250,000 per depositor, per institution. At December 31, 2021, approximately $2,075,837 of the Company's cash was in excess of federally insured limits. At December 31, 2020, approximately $3,057,348 of the Company's cash was in excess of federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect from its customers. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreements.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

The Company's fixed assets consist of fleet trucks, computer equipment, and furniture and fixtures. Fleet trucks are recorded at cost, and depreciation is provided over the estimated useful life of the asset. Computer equipment and furniture and fixtures are recorded at cost, and depreciation is provided over the estimated useful lives of the assets. The Company uses the straight-line method of depreciation. The PPE movement for the years ending December 31, 2021, and December 31, 2020, is as follows:

($)	Fleet trucks	Computer equipment	Furniture & fixtures	Total
Cost				
Balance at December 31, 2019	465,207.89	32,104.62	6,691.90	504,004.41
Additions	131,180.92	2,828.58	2,544.41	136,553.91
Balance at December 31, 2020	596,388.81	34,933.20	9,236.31	640,558.32
Additions	256,022.22	11,090.97	8,596.25	275,709.44
Balance at December 31, 2021	852,411.03	46,024.17	17,832.56	916,267.76
Depreciation				
Balance at December 31, 2019	207,691.92	16,802.19	3,968.69	228,462.80
Additions	95,745.51	5,191.57	1,293.28	102,230.36
Balance at December 31, 2020	303,437.43	21,993.76	5,261.97	330,693.16
Additions	113,397.83	5,667.95	5,116.85	124,182.63
Balance at December 31, 2021	416,835.26	27,661.71	10,378.82	454,875.79
Carrying Amounts				
At December 31, 2020	292,951.38	12,939.44	3,974.34	309,865.16
At December 31, 2021	435,575.77	18,362.46	7,453.74	461,391.97

Capitalized Website Development

The Company capitalizes website development costs in accordance with Accounting Standards Codification (ASC) 350-50, Intangibles - Goodwill and Other - Website Development Costs. Website development costs include direct costs incurred in developing or obtaining internal-use website software, such as salaries and wages for employees directly associated with the development, third-party development costs, and costs of materials and services used in the development process.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

The capitalized website development costs consist of the original cost of the development activities, less any accumulated amortization. The Company evaluates the recoverability of capitalized website development costs on a regular basis and assesses whether any impairment exists. The useful life of capitalized website development costs is generally estimated to be three to five years.

The following is a summary of the Company's capitalized website development costs for the years ended December 31, 2019, 2020, and 2021:

	2019	*2020*	*2021*
Original cost	$1,017,293	$1,461,511	$1,996,794
Accumulated amortization	$(347,809)	$(582,516)	$(884,813)
Net capitalized costs	$669,484	$878,995	$1,111,980

The increase in capitalized website development costs from 2019 to 2020 was primarily due to the Company's investment in expanding and improving its online presence. The increase from 2020 to 2021 was primarily due to continued investments in the development of new features and functionality for the Company's website.

Amortization expense for capitalized website development costs was $234,706.95, $234,706.95, and $302,297.74 for the years ended December 31, 2019, 2020, and 2021, respectively. The increase in amortization expense from 2020 to 2021 was primarily due to the increase in capitalized website development costs during the year.

As of December 31, 2021, the estimated future amortization expense related to capitalized website development costs is as follows:

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Year	Amortization Expense
2022	$273,547.15
2023	$273,547.15
2024	$273,547.15
2025	$273,547.15
2026	$117,291.92
Thereafter	$2,499.78

The estimated future amortization expense is subject to change based on the actual useful lives of the capitalized website development costs. The Company will continue to monitor the recoverability of its capitalized website development costs and will evaluate any potential impairments on an ongoing basis.

Deferred Revenue

The company recognizes deferred revenue for payments received from customers for services that have not yet been performed. As of December 31, 2021, deferred revenue amounted to $127,901.00, an increase from $73,192.83 as of December 31, 2020. The increase in deferred revenue was primarily due to an increase in orders received in the last quarter of the year.

Accrued Expenses

The company recognizes accrued expenses for goods and services received but not yet paid for. As of December 31, 2021, accrued expenses amounted to $61,022.11, an increase from $42,597.81 as of December 31, 2020. The increase in accrued expenses was primarily due to an increase in expenses related to advertising, marketing, and legal fees.

Long-Term Liabilities

As of December 31, 2021, the company had total long-term liabilities of $6,621,716.71, an increase of $2,521,554.11 compared to December 31, 2020. The increase is primarily due to the issuance of convertible notes during the year to fund the company's operations and growth initiatives.

Between 2020 and 2021, the Company issued Convertible Promissory Notes (the "Notes") for a total of $6,258,500.00 The Notes bears simple interest at a rate of 6.00% per annum for those notes issued during 2020 and a rate of 4.00% per annum for those notes issued during 2021, calculated on the basis of the actual number of days elapsed and a year of 365 days, and mature upon demand of a Majority in Interest of Investors.

Notes' Terms:

The Notes are subject to the terms of a certain Notes Purchase Agreement. The Notes may be prepaid in full or in part with prior written approval of a Majority in Interest of Investors, without any premium or penalty, subject to certain conditions, including prepayment of all Notes on a pro rata basis. Events of default include failure to pay principal or interest when due, failure to observe or perform any other covenant, obligation, condition or agreement contained in the Notes, and voluntary or involuntary bankruptcy or insolvency proceedings.

Conversion:

The Notes are convertible into Notes Preferred Shares upon the occurrence of certain events. In the event the Company consummates a Qualified Financing while the Notes are outstanding, then the entire Outstanding Balance of the Notes shall automatically convert into Notes Preferred Shares at a price per share equal to the Conversion Price. If the Company consummates a Liquidity Event while the Notes are outstanding, upon the written election of a Majority in Interest of Investors, the entire Outstanding Balance shall convert into shares of the Company's common stock, at a price per share equal to the Target Valuation Price Per Share. If the Notes have not converted prior to the Maturity Date, at the election of a Majority in Interest of Investors, the entire Outstanding Balance shall convert into shares of a newly created class of preferred stock of the Company at a price per share equal to the Target Valuation Price Per Share.

Rights Upon Liquidity Event:

If this Notes are outstanding and the Majority in Interest of Investors elects to do so, the Notes shall accelerate and be due and payable in an amount equal to 150% of the outstanding principal amount plus accrued interest upon the occurrence of a Liquidity Event.

Additional Provisions:

The Notes includes an "MFN" Amendment Provision, which requires the Company to amend and restate the Notes to be identical to the instrument(s) evidencing any convertible securities issued by the Company after the date of the Notes and prior to conversion or payment in full of all Obligations under the Notes, if a Majority in Interest of Investors determines that the terms of the subsequent convertible securities are preferable to the terms of the Notes.

Overall, the Notes provide holders with the right to convert the outstanding balance into equity under certain circumstances and outlines the terms under which the Notes may be prepaid, as well as the events that would constitute a default. The Notes also include provisions that provide for increased payment upon the occurrence of a Liquidity Event, and an "MFN" Amendment Provision, which requires the Company to amend and restate the Notes in certain circumstances.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $214,000 on April 24, 2020, and the loan was fully forgiven as of September 20, 2021.

Revenue Recognition

The Company's revenue recognition policy is in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company's revenue is primarily derived from its platform use commissions, shipping services, tips revenue, and merchandise retail sales.

For platform fees, revenue is recognized when the item is sold on the platform and the Company's commission is earned. The Company considers control to be transferred at the time the purchased item is delivered to the customer. For shipping services, revenue is recognized when the services are provided. The Company considers control to be transferred at the time the shipping services are completed and the customer has received the shipment. Tips revenue is recognized when the tips are received and earned by the Company's drivers or service providers and Merchandise retail sales revenue is recognized when the merchandise is sold to customers.

The Company also considers the collectability of the consideration in its revenue recognition policy. If collectability is not probable, revenue recognition is delayed until the consideration is received.

The Company regularly reviews its revenue recognition policy to ensure compliance with ASC 606 and any updates or changes to the standard.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Cost of Goods Sold

The Company's Cost of Goods Sold primarily consists of expenses related to the delivery team, contracted delivery expenses, tools and supplies, fleet maintenance, accident damage repair, EZpass and other toll expenses, fleet rental expense, fleet delivery process management, fleet parking, fuel, and storage.

Delivery team costs consist of gross salary, employer payroll tax, employee benefits, and workers' compensation for the Company's delivery team. Payroll expenses related to the delivery team are recognized when earned by the employee. In 2021, the Company incurred $1,620,150.69 in payroll expenses related to the delivery team, compared to $0 in 2020.

The Company's contracted delivery expenses include costs associated with third-party delivery services. These expenses are recognized when services are provided. The Company incurred $272,926.98 in contracted delivery expenses in 2021, compared to $1,196,413.54 in 2020.

Tools and supplies expenses primarily consist of the costs associated with tools and supplies used in the delivery process. These expenses are recognized when the tools and supplies are used. The Company incurred $34,290.09 in tools and supplies expenses in 2021, compared to $19,398.58 in 2020.

Fleet maintenance expenses primarily consist of the costs associated with maintaining the Company's fleet of vehicles. These expenses are recognized when the maintenance is performed. The Company incurred $24,491.67 in fleet maintenance expenses in 2021, compared to $6,997.33 in 2020.

Accident damage repair expenses primarily consist of the costs associated with repairing vehicles damaged in accidents. These expenses are recognized when the repairs are made. The Company incurred $34,238.34 in accident damage repair expenses in 2021, compared to $10,308.04 in 2020.

EZpass and other toll expenses consist of the costs associated with tolls paid by the Company's delivery team. These expenses are recognized when the tolls are paid. The Company incurred $67,190.36 in EZpass and other toll expenses in 2021, compared to $33,765.02 in 2020.

Fleet rental expenses consist of the costs associated with renting vehicles for the delivery team. These expenses are recognized when the rental is made. The Company incurred $212,551.58 in fleet rental expenses in 2021, compared to $70,897.15 in 2020.

Fleet delivery process management expenses consist of the costs associated with managing the delivery process. These expenses are recognized when incurred. The Company incurred $27,023.50 in fleet delivery process management expenses in 2021, compared to $17,244.56 in 2020.

Fleet parking expenses consist of the costs associated with parking the Company's fleet of vehicles. These expenses are recognized when the parking occurs. The Company incurred $360.45 in fleet parking expenses in 2021, compared to $232.00 in 2020.

Fuel expenses consist of the costs associated with fuel used by the Company's delivery team. These expenses are recognized when the fuel is used. The Company incurred $170,393.78 in fuel expenses in 2021, compared to $87,443.33 in 2020.

Storage expenses consist of the costs associated with storing merchandise These expenses are recognized when the storage occurs. The Company incurred $49,274.96 in storage expenses in 2021, compared to $0 in 2020.

In addition to the above expenses, the Company incurred charges related to merchandise sold at retail. The Company incurred a total of $1,104,069 for the year 2021 and $1,615,505.76 for the year 2020.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company incurred net operating losses for the years 2020 and 2021. These losses will be carried forward to future to offset against taxable income.

The Company is subject to franchise tax requirements in the state of Delaware, corporate income tax in the state of New York and sales tax.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases.

ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is twenty-four million, nine hundred fourteen thousand, nine hundred (24,914,900) shares at a par value of $0.00001 per share. The total number of shares of Preferred stock authorized to be issued is twelve million, thirty-one thousand, four hundred sixty-five (12,031,465) shares at a par value of $0.00001. 1,960,012 shares of the authorized Preferred Stock have been designated "Series A-1 Preferred Stock", 4,933,128 shares of the authorized Preferred Stock of the Corporation have been designated "Series A-2 Preferred Stock", 5,138,325 shares of the authorized Preferred Stock of the Corporation have been designated "Series A Preferred Stock".

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Preferred Stock

Each share of Preferred Stock is convertible, subject to certain requirements into such number of shares of Common Stock as is determined by dividing the original issue price of such series of Preferred Stock by the original issue price for such series of Preferred Stock, subject to customary adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula.

As of December 31, 2021, and December 31, 2020, the total number of shares of Series A-1 Preferred Stock issued and outstanding was 1,960,012 and 1,960,012, respectively.

As of December 31, 2021, and December 31, 2020, the total number of shares of Series A-2 Preferred Stock issued and outstanding was 4,831,138 and 4,831,138 respectively.

As of December 31, 2021, and December 31, 2020, the total number of shares of Series A Preferred Stock issued and outstanding was 5,138,325 and 5,138,325, respectively.

Common Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 9,700,000 and 9,700,000, respectively.

Equity Incentive plans

The Company's Board of Directors adopted an equity compensation plan in 2016. The purpose of the Plan is to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. The Plan provides for the grant of incentive stock options (ISOs), intended to qualify under Code Section 422, nonqualified stock options (NSOs), which are not intended to so qualify, stock awards, stock units, stock appreciation rights ("SARs") and other equity-based awards. Only Employees are eligible for the grant of ISOs.

APTDECO, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries is not eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant.

The maximum term of an option is ten (10) years from the date of grant (five years for incentive stock options granted to a 10% stockholder). The maximum aggregate number of shares that may be issued under the plan is 2,428,013 shares of common stock as approved by the Board on February 11, 2019. In the event that Shares previously issued under the Plan are forfeited to or repurchased by the Company due to failure to vest, such Shares will be added to the number of Shares then available for issuance under the Plan.

The exercise price of each option is determined as follows:

- Minimum Exercise Price for ISOs. The Exercise Price per Share of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant; provided, however, that the Exercise Price per Share of an ISO granted to a Ten Percent Stockholder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant.

- Minimum Exercise Price for NSOs. The Exercise Price per Share of an NSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

As of December 31, 2021, and December 31, 2020, no options were issued and outstanding.

Leases and rental agreements

The Company signed a lease agreement dated June 15, 2019, for a premises located in Brooklyn, New York. The lease agreement covers a term of three (3) lease years, beginning on the

Commencement Date. The lease allows for the use of the Premises solely for warehousing, storage, and distribution of furniture, plus on an accessory basis only, general and administrative offices.

Under the lease agreement, the Company is required to pay fixed rent to the Landlord. The annual fixed rent is $116,835.48 for the first lease year, $120,924.72 for the second lease year, and $125,157.09 for the third lease year. The fixed rent is payable monthly in the amounts of $9,736.29 for the first lease year, $10,077.06 for the second lease year, and $10,429.76 for the third lease year.

In addition to the fixed rent, the Company is also required to pay additional charges such as real estate taxes, electric charges and water and sewer charges. The Company was also required to provide a security deposit of $17,778.75.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

Subsequent events

During 2022 and 2023, the Company issued Convertible Promissory Notes a total of approximately $3,000,000. The Notes bears a simple interest rate of 4.00% per annum and will be due and payable at any time on or after the Maturity Date (the earlier to occur of December 31, 2023, or upon demand of a Majority in Interest of Investors). The Outstanding Balance includes any unpaid principal, accrued interest, and other amounts payable under the Notes.

The Notes contains provisions for voluntary prepayment subject to the prior written approval of a Majority in Interest of Investors. The occurrence of certain events will constitute an "Event of Default" under the Notes, including failure to pay, breaches of covenants, and bankruptcy or insolvency proceedings.

The Notes also includes provisions for conversion. In the event of a Qualified Financing, the entire Outstanding Balance will automatically convert into Notes Preferred Shares at a price per share equal to the Conversion Price. If the Company consummates a Liquidity Event, upon the written election of a Majority in Interest of Investors, the entire Outstanding Balance shall convert into shares of the Company's common stock, at a price per share equal to the Target Valuation Price Per Share. If the Notes has not converted prior to the Maturity Date, at the election of a Majority in Interest of Investors, the entire Outstanding Balance of the Notes shall convert into shares of a newly created class of preferred stock of the Company at a price per share equal to the Target Valuation Price Per Share.

No fractional shares will be issued upon conversion of the Notes. Instead, the Company shall pay to Holder an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a share not issued. Upon conversion or payment of the Notes in full, the Company will be discharged of all its obligations and liabilities under the Notes.

The Company evaluated subsequent events through March 27, 2023, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the Notes to the financial statements are warranted.